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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Canterbury Park Holding Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 Pages

13G
CUSIP No.			Page 2 of 4

1.	Name of Reporting Person: Brian C. Barenscheer Revocable Trust U/A dated 7/14/04		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 27,500 (includes 27,500 shares upon exercise of exercisable option within 60 days)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 27,500 (includes 27,500 shares upon exercise of exercisable option within 60 days)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,500 (includes 27,500 shares upon exercise of exercisable option within 60 days)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7%

12.	Type of Reporting Person: OO

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)	Name of Issuer:

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Item 2(a)	Name of Person Filing:

See Cover Page Item 1

Item 2(b)	Address of Principal Business Office or, if none, residence:

Item 2(c)	Citizenship:

See Cover Page Item 4

Item 2(d)	Title of Class of Securities:

Item 2(e)	CUSIP No.:

See Cover Page

Item 3	Statement filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership

See Cover Page Items 5 through 11

     On July 14, 2004, 227,887 shares plus options to purchase 27,500 shares were transferred to the Brian C. Barenscheer Revocable Trust U/A dated 7/14/04. On December 23, 2004, the Trust sold 222,887 shares in open market transactions.

Item 5	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Page 3 of 4 Pages

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
(Date)

By:	/s/ John M. MacKany
John M. MacKany, Trustee of Brian C. Barenscheer Revocable Trust U/A dated 7/14/04

Page 4 of 4 Pages